UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2022

Chicken Soup for the Soul Entertainment Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38125	81-2560811
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

132 E. Putnam Avenue, Floor 2W, Cos Cob, CT	06807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 398-0443

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CSSE	The Nasdaq Stock Market LLC
9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.0001 par value per share	CSSEP	The Nasdaq Stock Market LLC
9.50% Notes due 2025	CSSEN	The Nasdaq Stock Market LLC

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 10, 2022, Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the “Company”), entered into a Merger Agreement (the “Merger Agreement”) with Redbox Entertainment Inc., a Delaware corporation (“Redbox”), RB First Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub Inc.”), RB Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub LLC”), Redwood Opco Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Opco Merger Sub LLC”), and Redwood Intermediate LLC, a Delaware limited liability company (“Opco LLC”).

Under that certain Credit Agreement, dated as of October 20, 2017 (as amended through the Sixth Incremental Assumption and Amendment Agreement, dated April 15, 2022 (the “Sixth Amendment”), the “Redbox Amended Credit Agreement”), by and among Opco LLC and certain of its subsidiaries, HPS Investment Partners, LLC (“HPS”), as administrative agent and collateral agent, and the lenders party thereto, $50.0 million in Sixth Amendment Incremental Revolving Loans (as defined in the Redbox Amended Credit Agreement) will be made available to Redbox’s subsidiary, Redbox Automated Retail, LLC, a Delaware limited liability company (“Redbox Automated”), subject to certain conditions. At entry into the Sixth Amendment, borrowings of Sixth Amendment Incremental Revolving Loans were limited to no more than $15.0 million in the aggregate, with additional borrowings becoming available if, among other things, Redbox and Opco LLC entered into an Acceptable Purchase Agreement (as defined in the Redbox Amended Credit Agreement) by May 10, 2022. Entry into the Merger Agreement permitted Redbox Automated to draw additional Sixth Amendment Incremental Revolving Loans (subject to any restrictions on incurring such debt as set forth in the Merger Agreement). An event of default under the Redbox Amended Credit Agreement will occur if (i) the Merger Agreement is terminated (and is not replaced by another Acceptable Purchase Agreement) or (ii) the consummation of the Mergers (as defined below) does not occur on or before October 31, 2022 (or such later date as HPS may agree).

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the time the First Company Merger (as defined below) becomes effective (“Effective Time”), (A) Merger Sub Inc. (the “First Company Merger”) will merge with and into Redbox, with Redbox continuing as the surviving entity (the “Surviving Corporation”); and (B) simultaneously with the First Company Merger, Opco Merger Sub LLC (the “Opco Merger”) will merge with and into Opco LLC, with Opco LLC continuing as the surviving entity; and (ii) immediately following the First Company Merger and Opco Merger, the Surviving Corporation will merge with and into Merger Sub LLC (the “Second Company Merger” and, together with the First Company Merger, the “Integrated Mergers,” and the Integrated Mergers together with the Opco Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity.

Pursuant to the Merger Agreement, at the Effective Time, (i) each share of Class A common stock of Redbox, par value $0.0001 per share (the “Redbox Class A Common Stock”), will be cancelled and automatically deemed for all purposes to represent the right to receive, 0.087 shares (the “Exchange Ratio”) of Class A common stock, par value $0.0001 per share, of the Company (the “Company Class A Common Stock”), (ii) each unit of Opco LLC will be converted into the right to receive a number of Company Class A Common Stock equal to the Exchange Ratio and (iii) each share of Class B common stock of Redbox, par value $0.0001 per share (the “Redbox Class B Common Stock”), will be automatically cancelled for no additional consideration.

At the Effective Time the vested or unvested restricted stock units of Redbox (each “Redbox RSU Award”) that are outstanding as of immediately prior to the Effective Time held by each holder will automatically be converted into the right to receive a number of shares of Company Class A Common Stock equal to the Exchange Ratio multiplied by the number of vested or unvested Redbox RSU Awards held by such holder immediately prior to the Effective Time.

At the Effective Time the outstanding public warrants and private warrants of Redbox shall remain outstanding but become the right to receive upon valid exercise thereof shares of Company Class A Common Stock equal to the product of (A) the number of shares of Redbox Class A Common Stock subject to such warrant immediately prior to the Effective Time and (B) the Exchange Ratio, with the total shares of Company Class A Common Stock underlying the warrants rounded up to the nearest whole share, and with a corresponding change to the exercise price of such warrant based on the Exchange Ratio.

The parties’ obligation to consummate the Mergers (the “Closing”) is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including: (i) the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the Redbox Class A Common Stock and Redbox Class B Common Stock, voting as a single class, (ii) the listing of the Company Class A Common Stock issuable as merger consideration on Nasdaq, (iii) the approval of the issuance of the Company Class A Common Stock issuable as merger consideration (the “Parent Stock Issuance”) by the affirmative vote, or consent of the holders, of a majority of the common stock of the Company cast on the proposal, with Company Class A Common Stock and the Company’s class B common stock voting as a single class, which approval was satisfied by delivery of an irrevocable written consent from the controlling shareholder of the Company (the “Written Consent”), (iv) the effectiveness of a registration statement on Form S-4 with respect to the Company Class A Common Stock issuable as merger consideration (the “Registration Statement”), (v) the expiration or termination of applicable waiting periods under the HSR Act and no restraints or other injunctions prohibiting the Closing, (vi) no material adverse effect on Redbox or the Company, (vii) HPS having executed and delivered to the Company definitive financing agreements (see “Credit Agreement,” below), and (viii) certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations.

Holders of a majority of Redbox’s common stock are parties to that certain Voting and Support Agreement entered into on April 15, 2022 and filed as exhibit 10.2 to Redbox’s Current Report on Form 8-K/A filed on April 28, 2022,  pursuant to which the stockholder parties thereto agreed to vote their shares of Redbox (i) in favor of any strategic transaction approved and recommended by Redbox’s Board of Directors (the “Redbox Board”), or any committee to which the Redbox Board delegates authority, subject to certain terms and conditions, (ii) in opposition to any transaction involving Redbox that has not been approved and recommended by the Redbox Board, and (iii) in favor of any directors that are proposed or nominated to the Redbox Board by Redbox at any annual meeting of Redbox.

The Company and Redbox has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to the conduct of Redbox’s and the Company’s respective businesses between the date of the signing of the Merger Agreement and the Closing, including that Redbox will not borrow in excess of $45 million of Sixth Amendment Incremental Revolving Loans under (and as defined in) the Existing Credit Facility referred to in the Debt Commitment Letter (as defined in the Merger Agreement) (the “Pre-Closing Borrowing Covenant”). The representations and warranties made by each of the Company and Redbox are, subject to certain limited exceptions, qualified by disclosures made in its disclosure schedules and Securities and Exchange Commission (“SEC”) filings.

The Merger Agreement also contains covenants by Redbox not to directly or indirectly solicit an alternative transaction or participate in any discussions or negotiations with any person making any proposal for an alternative transaction, and requiring the Redbox Board to recommend to its stockholders that they approve the transactions contemplated by the Merger Agreement, in each case, subject to certain exceptions. The Redbox Board may change its recommendation in certain circumstances specified in the Merger Agreement in response to an unsolicited proposal for an alternative transaction or following an intervening event.

Under the Merger Agreement, each of the Company and Redbox has also agreed to use reasonable best efforts to consummate the Mergers.

The Company and Redbox will prepare, and the Company will cause to be filed with the SEC, the Registration Statement, which shall contain (i) a proxy statement in connection with the solicitation by Redbox of proxies for the Requisite Company Vote in preliminary form of the type contemplated by Regulation 14A promulgated under the Securities and Exchange Act of 1934 ("Exchange Act"), (ii) a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act, which shall contain the information specified in Schedule 14C under the Exchange Act concerning the Written Consent, the Mergers and the other transactions contemplated by the Merger Agreement and (iii) a prospectus relating to the Parent Stock Issuance. Additionally, Redbox covenants that it will convene a meeting of its stockholders for Requisite Company Vote as soon as reasonably practicable after the Registration Statement becomes effective.

The Merger Agreement contains certain termination rights for Redbox and the Company, and provides that, upon termination of the Merger Agreement by Redbox or the Company upon specified conditions including where the Redbox Board changes its recommendation that its stockholders approve the transactions contemplated by the Merger Agreement or where Redbox breaches the Pre-Closing Borrowing Covenant, Redbox will be required to pay the Company a termination fee equal to $15,000,000. In addition to the foregoing termination rights, and subject to certain limitations, either party may terminate the Merger Agreement if the Mergers have not been consummated on or before October 31, 2022, subject to extensions for regulatory approval.

The foregoing description of the Merger Agreement and the Mergers does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The descriptions of the terms of the Sixth Amendment and the Voting and Support Agreement do not purport to be complete and are qualified entirely by the full text of such agreements, copies of which are attached as Exhibits 10.1 and 10.2 to the Form 8-K/A filed by Redbox with the SEC on April 28, 2022. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Redbox, the Company or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Credit Agreement

The Company’s obligation to consummate the Mergers also is subject to HPS and its affiliates executing and delivering a definitive credit agreement that amends or refinances the obligations under the Redbox Amended Credit Agreement and provides for certain other financing. In connection with the execution of the Merger Agreement, the Company and HPS executed a commitment letter pursuant to which, at the Effective Time, the Company would obtain from HPS and its affiliates (i) a term loan facility consisting of the conversion, and assumption by the Company, of all “Senior Obligations” under (and as defined in) the Redbox Amended Credit Agreement (other than any outstanding Sixth Amendment Incremental Revolving Loans under the Redbox Amended Credit Agreement) and (ii) an $80 million revolving credit facility (with any outstanding the Sixth Amendment Incremental Revolving Loans under the Redbox Amended Credit Agreement being deemed, and assumed by the Company as, revolving loans thereunder). A copy of the proposed form of credit agreement between the Company and HPS is attached hereto as Exhibit 10.3 and is incorporated by reference.

Mutual Release

On May 10, 2022, the Company entered into the Release Agreement (the “Mutual Release”) by and among (i) Redwood, AP VIII Aspen Holdings, L.P., a Delaware limited partnership (“Aspen”), and Apollo Global Management, Inc. (“AGM,” and together with Redwood and Aspen, the “Apollo Parties”), (ii) the Company, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub LLC, and together with the Company, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub LLC, the “Company Parties”), (iii) HPS, (iv) Opco LLC and Redbox Automated (together with Redbox and Opco LLC, the “RDBX Parties”), and (v) Seaport Global SPAC, LLC, a Delaware limited liability company (“Seaport”).

In connection with the execution of the Merger Agreement, but effective as of the Closing, each of the Company, Redbox, Apollo, HPS, and Seaport, severally and not jointly, on behalf of itself and its respective Mutual Release Parties and its and their respective subsidiaries or affiliates unconditionally, irrevocably and forever releases and discharges each of the other Mutual Release Parties and each of the former, current and future directors of Redbox and the Company, to the fullest extent permitted by applicable law of all past and present Claims of (i) the RDBX Group Parties and the Company Group Parties (including the management, ownership, activities, failure to act or operation or activities thereof); (ii) indebtedness incurred by, or equity interests in, any of the RDBX Group Parties, or any merger, asset sale, equity issuance or other transaction involving any of the RDBX Group Parties; (iii) indebtedness incurred by, or equity interests in, any of the Company Group Parties, or any merger, asset sale, equity issuance or other transaction involving any of the Company Group Parties; (iv) the Merger Agreement, including the formulation, preparation, negotiation or execution of any of the agreements or documents contemplated thereby or related thereto; and (v) any other act or omission taking place before the Effective Time that relates to the foregoing.

The foregoing description of the Mutual Release does not purport to be complete and is qualified in its entirety by the full text of the Mutual Release, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Amendment to Tax Receivable Agreement

On May 10, 2022, in connection with the execution of the Merger Agreement, the Company entered into an amendment (the “TRA Amendment”) by and among the Company, Redbox, Redwood and Opco LLC (the “TRA Parties”) to the Tax Receivable Agreement, dated as of October 22, 2021 (the “TRA”).

The TRA Amendment provides that immediately prior to the Effective Time, the TRA shall be terminated in its entirety as a result of and upon the Closing at no cost to the TRA Parties or any of their respective affiliates and shall be of no further force or effect, and no party shall have any further obligations under the TRA for any reason, and that Redwood waives, releases, remises and forever discharges the Corporate Taxpayer (as defined in the TRA), its affiliates and their respective shareholders, directors, officers and employees from any obligations under the TRA, including as a result of past, present or future actions or events.

The foregoing description of the TRA Amendment does not purport to be complete and is qualified in its entirety by the full text of the TRA Amendment, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 8.01.	Other Items.

On May 11, 2022, the Company and Redbox issued a joint press release relating to their entry into the Merger Agreement. A copy of the press release was furnished as Exhibit 99.1 to the original Current Report, filed on May 11, 2022, to which this Amendment relates.

Attached as Exhibit 99.2 to the original Current Report, filed on May 11, 2022, to which his Amendment relates, was an investor presentation that the Company plans to use for public relations and other purposes.

This Current Report on Form 8-K, the press release, and investor presentation contain statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transactions under the Merger Agreement, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Redbox and that also constitutes a prospectus and Information Statement of the Company. Each of the Company and Redbox may also file other relevant documents with the SEC regarding the proposed transactions. This Current Report on Form 8-K is not a substitute for the proxy statement/Information Statement/prospectus or registration statement or any other document that the Company or Redbox may file with the SEC. The definitive proxy statement/Information Statement/prospectus (if and when available) will be mailed to stockholders of the Company and Redbox. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/Information Statement/prospectus (if and when available) and other documents containing important information about the Company, Redbox and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://ir.cssentertainment.com/ or by contacting the Company’s Investor Relations Department by email at csse@ellipsisir.com or by phone at 646-776-0886. Copies of the documents filed with the SEC by Redbox will be available free of charge on RDBX’s website at https://investors.redbox.com/ or by contacting Zaia Lawandow at zaia.lawandow@redbox.com.

Certain Information Regarding Participants in the Solicitation

The Company, Redbox and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CSSE’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 30, 2021, and CSSE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and amended on April 29, 2022, and on its website at https://ir.cssentertainment.com/. Information about executive officers of Redbox, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Redbox’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on October 15, 2021, and Redbox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 15, 2022 and on its website at https://investors.redbox.com/. Information about the directors of Redbox and other participants in the proxy solicitations, , will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CSSE or RDBX using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description
2.1†*	Merger Agreement, dated as of May 10, 2022, by and among Chicken Soup for the Soul Entertainment, Inc., RB First Merger Sub Inc., RB Second Merger Sub LLC, Redwood Opco Merger Sub LLC, Redbox Entertainment Inc. and Redwood Intermediate LLC.

10.1*	Release Agreement, dated as of May 10, 2022, by and among (i) Redwood Holdco, LP, AP VIII Aspen Holdings, L.P. and Apollo Global Management, Inc., (ii) Chicken Soup for the Soul Entertainment, Inc., RB First Merger Sub Inc., RB Second Merger Sub LLC and Redwood Opco Merger Sub, LLC, (iii) HPS Investment Partners, LLC, (iv) Redbox Entertainment Inc., Redwood Intermediate, LLC and Redbox Automated Retail, LLC and (v) Seaport Global SPAC, LLC.

10.2*	Tax Receivable Agreement Amendment, dated as of May 10, 2022, by and among Redbox Entertainment Inc., as successor to Seaport Global Acquisition Corp., Chicken Soup for the Soul Entertainment, Inc., Redwood Holdco, LP and Redwood Intermediate, LLC.

10.3	Form of Credit Agreement to be executed at the Effective Time of the Mergers, by and between Chicken Soup for the Soul Entertainment, Inc. and HPS Investment Partners, LLC, as administrative agent for the Lenders

99.1**	Joint Press Release

99.2**	Investor Presentation

*	Filed herewith

**	Previously filed as an exhibit to the Current Report on Form 8-K, filed with the SEC on May 11, 2022, which is amended hereby.

†	Certain of the exhibits and schedules to this agreement have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 12, 2022	CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

	By:	/s/ William J. Rouhana, Jr.
Name: William J. Rouhana, Jr.
Title: Chief Executive Officer